# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIR INDUSTRIES GROUP, CIK 0001009891
CUSIP: 00912N205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Ave Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- STAR EQUITY HOLDINGS, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.8% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.8% of the class)
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.8% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.8% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.8% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 85,000; shared voting power 0; sole dispositive power 85,000; shared dispositive power 0; aggregate amount beneficially owned 85,000 (1.8% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 345,000; shared voting power 0; sole dispositive power 345,000; shared dispositive power 0; aggregate amount beneficially owned 345,000 (7.1% of the class)
  Comment: The following constitutes Amendment No. 1 ("Amendment No.1") to the Schedule 13D filed by the undersigned on January 27, 2026 (as previously amended, the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AIR INDUSTRIES GROUP
Address of issuer's principal executive offices: 1460 FIFTH AVENUE, BAY SHORE, New York (NY), 11706

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 85,000 Shares beneficially owned by Star Equity Fund is approximately $278,523, excluding brokerage commissions.The aggregate purchase price of the 260,000 Shares beneficially owned by Mr. Eberwein is approximately $810,209, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 4,850,658 Shares outstanding as of May 12, 2026 ("Shares Outstanding"), which is the total number of Shares reported outstanding in the Issuer's Annual Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2026.

A. Star Equity
Star Equity, as the parent of Star Operating Companies, may be deemed the beneficial owner of the 85,000 Shares owned by Star Equity Fund.
Percentage: Approximately 1.75%

B. Star Operating Companies
Star Operating Companies, as the parent of Star Value Investments, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 85,000 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 1.75%

C. Star Equity Fund
As of the close of business on May 28, 2026, Star Equity Fund beneficially owned 85,000 Shares.
Percentage: Approximately 1.75%

D. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 85,000 Shares owned by Star Equity Fund.
Percentage: Approximately 1.75%

E. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 85,000 Shares owned by Star Equity Fund.
Percentage: Approximately 1.75%

F. Star Value Investments
Star Value Investments, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity may be deemed the beneficial owner of the 85,000 Shares owned by Star Equity Fund.
Percentage: Approximately 1.75%

G. Mr. Eberwein
Mr. Eberwein, as of the close of business on May 28, 2026, holds 260,000 Shares, and as the manager of Star Equity GP and Star Equity Management, Mr. Eberwein may be deemed the beneficial owner of the 85,000 Shares held by Star Equity Fund. In total Mr. Eberwein may be deemed the beneficial owner of an aggregate 345,000 Shares.
Percentage: Approximately 7.11%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Equity
1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

B. Star Operating Companies
1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

C. Star Equity Fund
1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

D. Star Equity GP
1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

E. Star Investment Management
1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

F. Star Value Investments
1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

G. Mr. Eberwein
1. Sole power to vote or direct vote: 345,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 345,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
A. Star Equity
Star Equity has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. Star Operating Companies
Star Operating Companies has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. Star Equity Fund
Star Equity Fund has not entered into any transactions in the Shares during the past 60 days.

D. Star Equity GP
Star Equity GP has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E. Star Investment Management
Star Equity has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F. Star Value Investments
Star Value has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G. Mr. Eberwein
The transactions in the Shares by Mr. Eberwein and Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Schedule A.

## Signatures
- STAR EQUITY HOLDINGS, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (05/28/2026)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (05/28/2026)
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (05/28/2026)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (05/28/2026)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (05/28/2026)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value Investments, LLC (05/28/2026)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (05/28/2026)